EXHIBIT 3.5

CERTIFICATE OF AMENDMENT TO
RESTATED CERTIFICATE OF INCORPORATION OF
XM SATELLITE RADIO HOLDINGS INC.

XM Satellite Radio Holdings Inc., (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

FIRST:    Pursuant to Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”), the Board of Directors of the Corporation adopted resolutions proposing and declaring advisable and in the best interests of the Corporation certain amendments to the Restated Certificate of Incorporation of the Corporation, as set forth below.

SECOND:    Article FOURTH of the Restated Certificate of Incorporation of the Corporation is hereby amended and restated as follows:

FOURTH:    A.    The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is Three Hundred Million (300,000,000), consisting of (i) Sixty Million (60,000,000) shares of Preferred Stock with a par value of $0.01 per share, and (ii) Two Hundred and Forty Million (240,000,000) shares of Common Stock with a par value of $0.01 per share, of which Two Hundred and Twenty Five Million (225,000,000) shares shall be designated “Class A Common Stock” and Fifteen Million (15,000,000) shares shall be designated “Class C Common Stock.”

B.    The Class A Common Stock and the Class C Common Stock shall be identical in all respects and shall have equal rights and privileges, except as otherwise provided in this Article FOURTH. The relative rights, preferences, privileges and restrictions of the shares of the classes are as follows:

1.    The holders of shares of Class A Common Stock and Class C Common Stock shall ratably receive dividends and distributions of the Corporation whether paid in cash, in property or shares of Common Stock.

2.    The holders of shares of Class A Common Stock and Class C Common Stock shall have the following voting rights:

(a)    At every annual or special meeting of the stockholders of the Corporation or at any other time that any matter is submitted to a vote or for the consent of the stockholders, every holder of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock standing in such holder’s name on the books of the Corporation.

(b)    The holders of shares of Class C Common Stock shall not be entitled to vote at any annual or special meeting of the stockholders of the Corporation or at any other time that any matter is submitted to a vote or for the consent of the stockholders, except to the extent required by law.

3.    Upon liquidation, dissolution, winding up or insolvency of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation and of the preferential amounts to which the holders of Preferred Stock shall be entitled, the holders of all outstanding shares of Class A Common Stock and Class C Common Stock shall be entitled to share ratably in the remaining net assets of the Corporation.

C. I.    The Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more series of Preferred Stock and, except to the extent that subdivision II below designates an initial series of Preferred Stock and fixes the powers, preferences and relative, participating, optional or other special rights of shares of, and the qualifications, limitations or restrictions of, such initial series, and subject to the provisions hereof and the limitations prescribed by law, the Board of Directors is expressly authorized, prior to issuance, in the resolution or resolutions providing for the issue of, or providing for a change in the number of, shares of any particular series and by filing a certificate pursuant to the DGCL, to establish or change the number of shares to be included in each such series and to fix the designation, powers, preferences and relative, participating, optional or other special rights of shares of, and the qualifications, limitations or restrictions of, each such series.

The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

1.    The number of shares constituting that series and the distinctive designation of that series;

2.    The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and whether they shall be payable in preference to, or in another relation to, the dividends payable on any other class or classes or series of stock;

3.    Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

4.    Whether that series shall have conversion or exchange privileges, and, if so, the terms and conditions of such conversion or exchange,

including provision for adjustment of the conversion or exchange rate in such events as the Board of Directors shall determine;

5.    Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the manner of selecting shares for redemption if less than all shares are to be redeemed, the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

6.    Whether that series shall be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of shares of that series, and, if so, the terms and amounts of such sinking fund;

7.    The right of the shares of that series to the benefit of conditions and restrictions upon the creation of indebtedness of the Corporation or any subsidiary, upon the issue of any additional stock (including additional shares of such series or any other series) and upon payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by the Corporation or any subsidiary of any outstanding stock of the Corporation,

8.    The right of the shares of that series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation and whether such rights shall be in preference to, or in another relation to, the comparable rights of any other class or classes or series of stock; and

9.    Any other relative, participating, optional or other special rights, qualifications, limitations or restrictions of that series.

C. II.     The designation, powers, preferences and relative, participating, optional or other special rights of, and the qualifications, limitations or restrictions of, the initial series of Preferred Stock, to consist of Fifteen Million (15,000,000) shares of Preferred Stock, shall be as follows:

1.    Designation.    The designation of the initial series of Preferred Stock shall be “Series A Convertible Preferred Stock, par value $.01 per share” (“Series A Convertible Preferred Stock”).

2.    Conversion.    Each holder of record of a share of Series A Convertible Preferred Stock may at any time or from time to time, in such holder’s sole discretion and at such holder’s option, convert any whole number or all of such holder’s shares of Series A Convertible Preferred Stock into fully paid and nonassessable shares of Class A Common Stock at the rate of one share of Class A Common Stock for each share of Series A Convertible Preferred Stock surrendered for conversion. Following the occurrence of a Recapitalization, each share of Series A Convertible Preferred Stock shall be convertible into the kind and number of shares of stock or other securities or property of the Corporation or otherwise to which the holder of such share of Series A Convertible Preferred Stock would have been entitled to receive if such holder had converted such share into Class A Common Stock immediately prior to such Recapitalization. Adjustments to the conversion rate shall similarly apply to each successive Recapitalization.

Any such conversion may be effected by the holder of Series A Convertible Preferred Stock by surrendering such holder’s certificate or certificates for the shares of Series A Convertible Preferred Stock to be converted, duly endorsed, at the office of the Corporation or the office of any transfer agent for the Class A Common Stock, together with a written notice to the Corporation at such office that such holder elects to convert all or a specified number of such shares of Series A Convertible Preferred Stock. Promptly thereafter, the Corporation shall issue and deliver to such holder a certificate or certificates for the number of shares of Class A Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be made at the close of business on the date of such surrender and the person entitled to receive the shares of Class A Common Stock issuable on such conversion shall be treated for all purposes as the record holder of such shares of Class A Common Stock on such date.

3.    Voting Rights.    The holders of shares of Series A Convertible Preferred Stock shall not be entitled to vote at any annual or special meeting of the stockholders of the Corporation or at any other time that any matter is submitted to a vote or for the consent of the stockholders. So long as any shares of the Series A Convertible Preferred Stock are outstanding, the Corporation shall not, without first obtaining the approval by vote or written consent, in the manner provided by law, of a majority of the total number of shares of the Series A Convertible Preferred Stock at the time outstanding, voting separately as a class, alter or change any or all of the rights, preferences, privileges and restrictions granted to or imposed upon the Series A Convertible Preferred Stock or increase or decrease the authorized number of shares of Series A Convertible Preferred Stock.

4.    Dividends.    The holders of shares of Series A Convertible Preferred Stock shall receive dividends and distributions of the

Corporation ratably with the holders of shares of Class A Common Stock and Class C Common Stock.

5.    Liquidation, Dissolution, Winding Up or Insolvency.    In the event of any liquidation, dissolution, winding up or insolvency of the Corporation, whether voluntary or involuntary, before any distribution or payment is made to any holders of shares of Class A Common Stock and Class C Common Stock or any other class or series of capital stock of the Corporation designated to be junior to the Series A Convertible Preferred Stock, and subject to the liquidation rights and preferences of any class or series of preferred stock designated in the future to be senior to, or on a parity with, the Series A Convertible Preferred Stock with respect to liquidation preferences, the holders of Series A Convertible Preferred Stock shall be entitled to be paid first out of the assets of the Corporation available for distribution to holders of capital stock of all classes whether such assets are capital, surplus or earnings (“Available Assets”), an amount equal to $9.5248159 per share of Series A Convertible Preferred Stock, together with the amount of any accrued or capitalized dividends in respect thereof (the “Liquidation Preference”). After payment in full to the holders of Series A Convertible Preferred Stock of the Liquidation Preference, holders of the Series A Convertible Preferred Stock shall, as such, have no right or claim to any of the remaining Available Assets.

THIRD:    Article TENTH of the Restated Certificate of Incorporation of the Corporation is hereby amended and restated as follows:

TENTH:    The Corporation elects to be governed by Section 203 of the DGCL.

FOURTH:    A new Article THIRTEENTH is hereby added to the Restated Certificate of Incorporation of the Corporation as follows:

THIRTEENTH: Notwithstanding any provisions of Section 228 of the DGCL, no corporate action of stockholders without a meeting of stockholders shall be taken by less than unanimous written consent of the stockholders of the Corporation.

FIFTH:    These amendments to the Restated Certificate of Incorporation of the Corporation were approved at the Corporation’s annual meeting of stockholders, held on May 23, 2002, by the holders of at least a majority of the outstanding shares of voting stock of the Corporation.

SIXTH:    These amendments to the Restated Certificate of Incorporation of the Corporation were duly adopted and approved in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, XM Satellite Radio Holdings Inc. has caused this Certificate of Amendment to its Restated Certificate of Incorporation to be executed this              day of             , 2002.

XM SATELLITE RADIO HOLDINGS INC.

By:

Name:
Title: